Mail Stop 3233

                                                            August 27, 2018

Via E-mail
R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

        Re: Medical Properties Trust, Inc.
            MPT Operating Partnership, L.P.
            Form 10-K for the Fiscal Year Ended December 31, 2017
            Filed March 1, 2018
            File No. 001-32559 and 333-177186

 Dear Mr. Hamner:

       We have reviewed your July 18, 2018 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to our comments, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to a comment in our July 3, 2018 letter.


Form 10-K for the fiscal year ended December 31, 2017

Item 1 Business

Significant Tenants, page 11

1. We note your responses to comments 1 and 2. We refer you to your disclosure on the bottom of page 11 of your Form 10-K for the year ended December 31, 2017.
       Specifically, we note you disclose that the properties leased to Steward are subject to a
 Steven Hamner
Mortgage Properties Trust, Inc. and MPT Operating Partnership, L.P.
August 27, 2018
Page 2

       master lease agreement. Additionally, you disclose that the terms and provisions of your mortgage loan on six facilities are substantially similar to the master lease agreement.
       Further, we refer you to the Master Lease Agreement and the Real Estate Loan
       Agreement filed as Exhibits 10.33 and 10.34 to your Form 10-K for the year ended
       December 31, 2016. Based on these agreements, it appears that Steward Health guarantees the master lease and the loan. In making your determination that it is unnecessary to provide audited financial statements of Steward, please tell us how you considered the master lease agreement, the loan agreement with attributes similar to the master lease agreement, and that Steward Health appears to provide guarantees for both agreements.

Item 8. Financial Statements and Supplementary Data, page 71

2. Please tell us how you considered if the loan agreement with Steward is a loan, an investment in real estate, or a joint venture. We refer you to the Real Estate Loan
       Agreement filed as Exhibit 10.34 to your Form 10-K for the year ended December 31,
       2016 and the Joinder and Amendment to Real Estate Loan Agreement filed as Exhibit
       10.2 to your Form 10-Q for the quarterly period ended September 30, 2017. Based on these agreements, it appears that you have the option to purchase the properties at 110%
       of fair market value, which is defined as specific dollar amounts in the agreement and equals the amount lent to Steward. Your response should address how you considered the terms of the loan, including, but not limited to, the purchase option. In your response, please refer to the guidance in ASC 310-10 for Acquisition, Development, and
       Construction Arrangements and SAB 1I.


        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            /s/ Jennifer Monick

                                                            Jennifer Monick
                                                            Assistant Chief
Accountant
                                                            Office of Real
Estate &
                                                              Commodities